On March 29, 2010, the Board of Directors of the Fund approved a name change for the Fund in order to align the Fund more closely with the investment advisor and to differentiate the Fund in a competitive market with many known brands. The Fund’s investment objectives and NYSE Amex ticker symbol, ISL, remains unchanged.